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                                                                      Exhibit 20




CONTACT: Richard G. Satin - Vice President Operations and General Counsel MEDICAL ACTION INDUSTRIES INC.
          (631) 231-4600


                                                           FOR IMMEDIATE RELEASE

                MEDICAL ACTION INDUSTRIES REPORTS RECORD REVENUES
            AND INCREASED EARNINGS FOR THE FISCAL 2004 FIRST QUARTER
                                     ------
                  NET INCOME RISES 20% ON 36% REVENUE INCREASE
                                     ------
                 MEDICAL ACTION ADDED TO THE RUSSELL 2000 INDEX
                                     ------

         HAUPPAUGE, N.Y., July 31, 2003 - Medical Action Industries Inc. (NASDAQ/NM:MDCI), a leading supplier of medical and surgical disposable products, today reported the highest quarterly revenue in its history for the three months ended June 30, 2003.

         Net sales for the first quarter reached a record $30,621,000, an increase of $8,067,000 or 36%, over the $22,554,000 in net sales reported for the three months ended June 30, 2002. Income before income taxes improved to $3,472,000 in the first quarter as compared to $2,946,000 in the comparable period in fiscal 2003. Net income for the period increased 20% to $2,184,000 or $.22 per basic share ($.22 per diluted share), compared with $1,823,000 or $.19 per basic share ($.18 per diluted share), reported for the comparable quarter in fiscal 2003.

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         Medical Action invites its shareholders and other interested parties to attend its conference call at 10:00 a.m. (EST) on July 31, 2003. You may participate in the conference call by calling 1-888-262-9189 and asking for the Medical Action conference call with Paul D. Meringolo, CEO and President. The conference call will be simultaneously webcast on our website: www.medical-action.com. The complete call and discussion will be available for replay on our website beginning at 2:00 p.m. (EST) on July 31, 2003.

         "Our record operating results reflect the successful integration of our acquisitions consummated during the past fiscal year, and strong growth from our line of minor procedure kits and trays and patient aids," said Paul D. Meringolo, Chief Executive Officer and President of Medical Action Industries Inc.

         Mr. Meringolo further stated that as a result of our increased market capitalization during the past twelve months, we have been added to the list of companies included in the Russell 2000 Index.

         In connection with the recent adoption of new SEC rules on corporate disclosure, Medical Action is providing limited guidance on several aspects of its fiscal 2004 performance. The following statements are based on current expectations. These are forward-looking statements and actual results may differ materially, as discussed later in this release.

         o For the year ended March 31, 2004, Medical Action anticipates reporting record net income for the seventh consecutive year and record revenue for the ninth consecutive year.

         o Medical Action anticipates that earnings per share in the second quarter of fiscal 2004 should be in the range of $.22 to $.24 per diluted share.

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         o    Consolidation within the health care industry together with our strong cash flow will continue to drive our acquisition strategy.



This news release contains forward-looking statements that involve risks and uncertainties regarding Medical Action's operations and future results. Please see the Company's filings with the Securities and Exchange Commission, including, without limitation, the Company's Form 10-K and Form 10-Qs, which identify specific factors that would cause actual results or events to differ materially from those described in the forward-looking statements.


































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
                         MEDICAL ACTION INDUSTRIES INC.
                              FINANCIAL HIGHLIGHTS
                                   (UNAUDITED)

                                                                      FOR THE THREE MONTHS ENDED
                                                                      --------------------------
                                                                     6/30/03               6/30/02
NET SALES                                                         $30,621,000           $22,554,000
GROSS PROFIT                                                        8,145,000             7,145,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                        4,369,000             4,167,000
INCOME BEFORE INCOME TAXES                                          3,472,000             2,946,000
NET INCOME                                                          2,184,000             1,823,000
EARNINGS PER SHARE:
         BASIC                                                            .22                   .19
         DILUTED                                                          .22                   .18
WEIGHTED AVERAGE  NUMBER OF SHARES OUTSTANDING:
         BASIC                                                      9,873,662             9,493,882
         DILUTED                                                   10,143,231            10,186,623


                           SUMMARY BALANCE SHEET DATA
                           --------------------------

                                                                     JUNE 30,             MARCH 31,
                                                                         2003                  2003
                                                                         ----                  ----

Receivables (net)                                                 $11,563,000           $10,145,000
Inventories                                                        15,438,000            16,079,000
Total assets                                                       84,452,000            84,744,000
Total current liabilities                                          10,545,000            11,918,000
Long-term debt, less current portion                               24,705,000            27,355,000
Shareholders' equity                                               46,766,000            43,035,000


                            KEY FINANCIAL STATISTICS
                            ------------------------

Current ratio                                                             2.7                   2.4
Debt to equity ratio                                                      .64                   .76
Book value per share                                                     4.70                  4.43


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